UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

VWR Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

91843L 103

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 91843L 103	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Varietal Distribution Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 3 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Capital Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 4 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Capital Partners V-C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 5 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Capital Partners V Executive-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 6 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): MDCP Co-Investors (Varietal), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 7 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): MDCP Co-Investors (Varietal-2), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 8 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Partners V-A&C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 9 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 10 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Paul J. Finnegan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 11 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Samuel M. Mencoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 12 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Nicholas W. Alexos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 13 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Timothy P. Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 102,000,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 102,000,000 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 131,358,700 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

13G

CUSIP No. 91843L 103	Page 14 of 21 Pages

Item 1(a)	Name of Issuer:

VWR Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Varietal Distribution Holdings, LLC (“ Varietal Holdings”), Madison Dearborn Capital Partners V-A, L.P. (“MDP V-A”), Madison Dearborn Capital Partners V-C, L.P. (“MDP V-C”), Madison Dearborn Capital Partners V Executive-A, L.P. (“MDP Executive”), MDCP Co-Investors (Varietal), L.P. (“Varietal-1”) and MDCP Co-Investors (Varietal-2), L.P. (“Varietal-2” and together with MDP V-A, MDP V-C, MDP Executive and Varietal-1, the “MDP Funds”), Madison Dearborn Partners V-A&C, L.P. (“MDP A&C”), Madison Dearborn Partners, LLC (“MDP”), Messrs. Paul J. Finnegan, Samuel M. Mencoff, Nicholas W. Alexos and Timothy P. Sullivan (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, 70 West Madison Street, Chicago, Illinois 60602.

Item 2(c)	Citizenship:

Each of Varietal Holdings and MDP is a limited liability company organized under the laws of the State of Delaware.

Each of the MDP Funds and MDP A&C is a limited partnership organized under the laws of the State of Delaware.

Messrs. Finnegan, Mencoff, Alexos and Sullivan are citizens of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

91843L 103

13G

CUSIP No. 91843L 103	Page 15 of 21 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

(1)	Varietal Holdings directly owns 102,000,000 shares of the Issuer’s Common Stock, or approximately 77.6% of the total number of shares of Common Stock outstanding.

(2)	The MDP Funds are the controlling equityholders of Varietal Holdings and may be deemed to share voting and dispositive power with respect to the shares held by Varietal Holdings by virtue of their ability to collectively direct the decisions of Varietal Holdings.

(3)	MDP A&C, in its capacity as the general partner of the MDP Funds, has the ability to direct the investment decisions of the MDP Funds, including the power to direct the decisions of the MDP Funds regarding the vote or disposition of securities directly held by Varietal Holdings; therefore, MDP A&C may be deemed to share voting and dispositive power with respect to the shares of Common Stock of the Issuer held by Varietal Holdings.

13G

CUSIP No. 91843L 103	Page 16 of 21 Pages

(4)	MDP, in its capacity as the general partner of MDP A&C, has the ability to direct the investment decisions of MDP A&C, including the power to direct the decisions of MDP A&C regarding the vote or disposition of securities directly held by Varietal Holdings; therefore, MDP may be deemed to share voting and dispositive power with respect to the shares of Common Stock of the Issuer held by Varietal Holdings.

(5)	Messrs. Finnegan and Mencoff, in their capacities as the sole members of a limited partner committee of MDP A&C, have the power, acting by unanimous vote, to direct the decisions of MDP A&C regarding the vote or disposition of securities directly held by Varietal Holdings; therefore, Messrs. Finnegan and Mencoff may be deemed to share voting and dispositive power with respect to the shares of Common Stock of the Issuer held by Varietal Holdings.

(6)	Mssrs. Alexos and Sullivan are each managing directors of MDP, the General Partner of MDP A&C. In their capacities as directors of the two member board of directors of Varietal Holdings, each has the ability to direct Varietal Holdings’ business decisions, including the power to direct the decisions of Varietal Holdings regarding the vote or disposition of securities held by Varietal Holdings. Each also has an indirect pecuniary interest in shares held by Varietal Holdings through an investment in MDP A&C. Therefore, Mssrs. Alexos and Sullivan may be deemed to share voting and dispositive power with respect to the shares of Common Stock of the Issuer held by Varietal Holdings.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person other than Varietal Holdings.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

13G

CUSIP No. 91843L 103	Page 17 of 21 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

13G

CUSIP No. 91843L 103	Page 18 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 12, 2015.

VARIETAL DISTRIBUTION HOLDINGS, LLC

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Assistant Secretary

MADISON DEARBORN CAPITAL PARTNERS V-A, L.P.

By: Madison Dearborn Partners V-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

MADISON DEARBORN CAPITAL PARTNERS V-C, L.P.

By: Madison Dearborn Partners V-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

MADISON DEARBORN CAPITAL PARTNERS V EXECUTIVE-A, L.P.

By: Madison Dearborn Partners V-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

13G

CUSIP No. 91843L 103	Page 19 of 21 Pages

MDCP CO-INVESTORS (VARIETAL), L.P.

By: Madison Dearborn Partners V-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

MDCP CO-INVESTORS (VARIETAL-2), L.P.

By: Madison Dearborn Partners V-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

MADISON DEARBORN PARTNERS V-A&C, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

13G

CUSIP No. 91843L 103	Page 20 of 21 Pages

/s/ Paul J. Finnegan
Paul J. Finnegan

/s/ Samuel M. Mencoff
Samuel M. Mencoff

/s/ Nicholas W. Alexos
Nicholas W. Alexos

/s/ Timothy P. Sullivan
Timothy P. Sullivan

13G

CUSIP No. 91843L 103	Page 21 of 21 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of February 12, 2015, by and among each of the Reporting Persons